IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended September 30, 2017, presented comparatively

Legal Information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 128, beginning July 1, 2017.

Legal address: Moreno 877, 22nd floor, City of Buenos Aires, Argentina.

Main business: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: approved by the ordinary and extraordinary general shareholders’ meeting held on October 31, 2016, registered with the Supervisory Board of Companies on April 28, 2017, under N° 8005 of Book 83, Vol. - Corporations.

Expiration of company charter: August 28, 2087.

Registration number with the Supervisory Board of Companies: 801,047.

Capital stock: 126,014,050 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, City of Buenos Aires, Argentina.

Main business: Real estate investment.

Direct and indirect ownership interest: 119,221,846 common shares.

Voting stock (direct and indirect equity interest): 94.61%.

Type of shares	CAPITAL STRUCTURE
	Outstanding shares	Shares authorized for public offering	Subscribed, issued and paid-in (in thousands of Ps.)
Registered, common shares with a nominal value of Ps. 1 each, 1 vote per share	126,014,050	126,014,050	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2017 and June 30, 2017
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.17	06.30.17
ASSETS
Non-current assets
Investment properties	8	38,410,320	35,916,882
Property, plant and equipment	9	120,280	120,536
Trading properties	10	61,581	61,600
Intangible assets	11	115,002	111,560
Investments in associates and joint ventures	7	841,760	791,626
Deferred income tax assets	18	65,434	59,455
Income tax and minimum presumed income tax credits		36	29
Trade and other receivables	13	839,390	777,818
Investments in financial assets	12	93,738	66,717
Total non-current assets		40,547,541	37,906,223
Current Assets
Inventories		24,307	22,722
Restricted assets	12	-	49,525
Income tax credit		3,659	1,933
Trade and other receivables	13	1,506,504	1,453,312
Investments in financial assets	12	2,107,607	1,180,249
Cash and cash equivalents	12	3,621,810	1,807,544
Total current assets		7,263,887	4,515,285
TOTAL ASSETS		47,811,428	42,421,508
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Reserve for future dividends		356,598	356,598
Special reserve		2,700,192	2,700,192
Changes in non-controlling interest		(19,784)	(19,784)
Retained earnings		20,310,516	18,429,374
Total capital and reserves attributable to equity holders of the parent		24,026,221	22,145,079
Non-controlling interest		924,763	871,169
TOTAL SHAREHOLDERS’ EQUITY		24,950,984	23,016,248
LIABILITIES
Non-current liabilities
Trade and other payables	16	462,031	406,598
Income tax and minimum presumed income tax liabilities		61,914	-
Borrowings	17	8,575,784	5,918,119
Deferred income tax liabilities	18	12,141,659	11,263,341
Provisions	19	16,973	16,509
Total non-current liabilities		21,258,361	17,604,567
Current liabilities
Trade and other payables	16	1,137,027	1,104,982
Income tax liabilities		252,813	268,957
Payroll and social security liabilities		65,762	147,095
Borrowings	17	114,270	249,868
Derivative financial instruments	12	7,351	4,950
Provisions	19	24,860	24,841
Total current liabilities		1,602,083	1,800,693
TOTAL LIABILITIES		22,860,444	19,405,260
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		47,811,428	42,421,508

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
     for the three-month periods beginning July 1, 2017 and 2016 and ended September 30, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16(recast)
Revenues from sales, rentals and services	20	987,052	768,423
Revenues from expenses and collective promotion fund	20	409,933	340,056
Costs	21	(509,924)	(426,117)
Gross profit		887,061	682,362
Net gain from fair value adjustments of investment properties	8	2,323,394	984,969
General and administrative expenses	21	(82,432)	(64,169)
Selling expenses	21	(57,791)	(59,207)
Other operating results, net	22	(1,171)	(4,020)
Profit from operations		3,069,061	1,539,935
Share of profit of associates and joint ventures	7	42,593	23,382
Profit from operations before financing and taxation		3,111,654	1,563,317
Finance income	23	71,615	71,609
Finance cost	23	(487,107)	(290,686)
Other financial results	23	198,707	(83,495)
Financial results, net		(216,785)	(302,572)
Profit before income tax		2,894,869	1,260,745
Income tax expense	18	(960,133)	(481,126)
Profit for the period		1,934,736	779,619
Total comprehensive income for the period		1,934,736	779,619

Attributable to:
Equity holders of the parent		1,881,142	752,090
Non-controlling interest		53,594	27,529

Profit per share attributable to equity holders of the parent for the period:
Basic		14.93	5.97
Diluted		14.93	5.97

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods beginning July 1, 2017 and 2016
and ended September 30, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	(19,784)	18,429,374	22,145,079	871,169	23,016,248
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	1,881,142	1,881,142	53,594	1,934,736
Balance as of September 30, 2017	126,014	69,381	444,226	39,078	356,598	2,700,192	(19,784)	20,310,516	24,026,221	924,763	24,950,984

	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Reserve for future dividends	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total Shareholders' equity
Balance as of June 30, 2016	126,014	69,381	444,226	39,078	-	2,700,192	(19,770)	16,295,496	19,654,617	775,600	20,430,217
Incorporation as result of business combination	-	-	-	-	-	-	-	-	-	34,653	34,653
Comprehensive income for the period - Profit	-	-	-	-	-	-	-	752,090	752,090	27,529	779,619
Balance as of September 30, 2016 (recast)	126,014	69,381	444,226	39,078	-	2,700,192	(19,770)	17,047,586	20,406,707	837,782	21,244,489

(1)
Related to CNV General Resolution N° 609/12. See Note 15.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three month periods beginning July 1, 2017 and 2016
and ended September 30, 2017 and 2016
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

	Note	09.30.17	09.30.16 (recast)
Operating activities:
Cash generated from operations	14	861,016	627,959
Income tax paid		(43,757)	(50,445)
Net cash generated from operating activities		817,259	577,514

Investing activities:
Capital contributions in joint ventures	7	(7,500)	(1,000)
Acquisition of investment properties	8	(168,060)	(63,278)
Acquisition of property, plant and equipment	9	(4,094)	(4,628)
Advance payments		(40,010)	-
Acquisition of intangible assets	11	(9,867)	(1,415)
Increase in financial assets		(2,441,507)	(2,114,831)
Decrease in financial assets		1,576,311	1,748,780
Loans granted		(13,911)	-
Loans repayment		1,571	-
Loans granted to related parties		-	(75,750)
Loans repayment received from related parties		-	312,916
Collection of financial assets interest and dividends		21,650	25,315
Acquisition of subsidiaries, net of cash acquired		-	(29,517)
Net cash used in investing activities		(1,085,417)	(203,408)

Financing activities:
Issuance of non-convertible notes		2,365,003	-
Borrowings obtained		592	3,936
Repayments of borrowings		(12,660)	(57,889)
Payments of finance leases		(404)	(488)
Proceeds from derivative financial instruments		8,078	8,993
Payment of derivative financial instruments		(7,706)	(3,890)
Interest paid		(274,640)	(242,357)
Dividends paid to non-controlling interest		-	(14,666)
Net cash generated (used in) from financing activities		2,078,263	(306,361)

Net increase in cash and cash equivalents		1,810,105	67,745
Cash and cash equivalents at beginning of the year		1,807,544	33,049
Foreign exchange gain on cash and cash equivalents		4,161	183
Cash and cash equivalents at end of period		3,621,810	100,977

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

1.
Group’s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (“IRSA Propiedades Comerciales”, or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and office buildings and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. SAMAP’s core asset was the historical building of Mercado de Abasto, which served as site of the market from 1889 until 1984, when a sizable part of its operations was interrupted.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, it has grown through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company named Alto Palermo S.A.

As of the end of these unaudited condensed interim consolidated financial statements, the Group held 16 shopping malls, operating 333,155 square meters in 15 of them, 86,495 square meters in 7 premium offices and an extensive land reserve for future commercial developments. The Group operates and holds a majority interest in a portfolio of fifteen shopping malls in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The company also owns the historic building of the Patio Olmos shopping mall, in the province of Córdoba, operated by a third party.

The Company’s shares are traded on the Buenos Aires Stock Exchange (MERVAL: IRCP) and in United States of America on the NASDAQ (NASDAQ: IRCP).

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder and parent company is IRSA and IFIS Limited is our ultimate parent company.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on November 6, 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.
Basis of preparation

These Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information includes the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by the International Financial Reporting Standards (“IFRS”).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2017 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2017 and 2016 have not been audited. Management believes they include all necessary adjustments to present, fairly, profit or loss for each period. Profit or loss for the three-month periods ended September 30, 2017 and 2016 do not necessarily reflect proportionally the Group’s profit or loss for the whole fiscal years.

Under IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of an entity whose functional currency belongs to a hyperinflationary economy, regardless of whether they apply historic cost or current cost methods, should be stated at the current unit of measure on the balance sheet date. For such purpose, in general, inflation is to be computed in non-monetary items from the acquisition or revaluation date, as applicable. In order to determine whether an economy is to be considered hyperinflationary, the standard lists a set of factors to be taken into account, including an accumulated inflation rate near or above 100% over a three year period.

Considering the released inflation data in Argentina, the declining inflation trend in recent years and in view that all other indicators do not lead to a final conclusion, the Board of Directors is of the view that there is not enough evidence to conclude that Argentina is a hyperinflationary economy as of September 30, 2017. Therefore, no restatement has been applied on financial information, as set forth by IAS 29, for the current period.

However, over the last years, certain macroeconomic variables affecting the Company’s business, such as payroll costs, input prices and service rates, have experienced significant annual changes. This factor should be taken into consideration in assessing and interpreting the financial condition and results of operations of the Group in these Unaudited Condensed Interim Consolidated Financial Statements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.2
Recast of previously issued Financial Statements due to change in accounting policy

During the third quarter of fiscal year 2017, the Group’s Board of Directors decided to change the accounting policy for investment property from the cost model to fair value model, as permitted under IAS 40. The Group believes this change reflects better the current value of its core assets and therefore provides more relevant information to management, users of financial statements and others.

The Group has therefore retroactively changed the previously issued consolidated financial statements as required by IAS 8.

The table presented below includes reconciliations between Statements of Comprehensive Income for the periods ended September 30, 2016 (three months), as originally issued, and these (recast) Condensed Interim Consolidated Financial Statements. There is no impact on any of the relevant sum totals of the Consolidated Statement of Cash Flow.

Statement of Comprehensive Income for the three-month period ended September 30, 2016:
	Three months
	09.30.16(originally issued)	09.30.16(adjustment)		09.30.16(recast)
Income from sales, rentals and services	768,423	-		768,423
Income from expenses and collective promotion fund	340,056	-		340,056
Operating costs	(480,892)	54,775	(a)	(426,117)
Gross profit	627,587	54,775		682,362
Net profit from fair value adjustment of investment properties	-	984,969	(b)	984,969
General and administrative expenses	(64,169)	-		(64,169)
Selling expenses	(59,207)	-		(59,207)
Other operating results, net	(4,020)	-		(4,020)
Profit from operations	500,191	1,039,744		1,539,935
Share of profit of associates and joint ventures	16,056	7,326	(c)	23,382
Profit from operations before financing and taxation	516,247	1,047,070		1,563,317
Finance income	71,609	-		71,609
Finance cost	(290,686)	-		(290,686)
Other financial results	(83,495)	-		(83,495)
Financial results, net	(302,572)	-		(302,572)
Profit before income tax	213,675	1,047,070		1,260,745
Income tax expense	(116,064)	(365,062)	(d)	(481,126)
Profit for the period	97,611	682,008		779,619
Total comprehensive income for the period	97,611	682,008		779,619

Explanation of the changes in the Consolidated Statement of Comprehensive Income
(a)
Relates to the elimination of investment properties depreciation net of the increase in property, plant and equipment depreciation (investment property is transferred to property, plant and equipment when it is used by the company; therefore, the transfer is made at the book value of such property, which is then valued in accordance with the accounting policy applicable to the relevant item to which it is transferred, and the depreciation charge increases).
(b)
Represents the net change in fair value.
(c)
Relates to changes in share of profit / (loss) in associates and joint ventures due to the change in accounting policy.
(d)
Reflects the tax effect due to change in accounting policy.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

2.
Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

2.3
 Significant Accounting Policies

The accounting policies applied to the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied to the preparation of the information under IFRS for the Annual Consolidated Financial Statements as of June 30, 2017. Most significant accounting policies are described in Note 2 to the Annual Consolidated Financial Statements.

2.4
 Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as those applied by the Group to the preparation of the Annual Consolidated Financial Statements for the year ended June 30, 2017.

2.5
 Comparative information

The comparative information as of June 30, 2017 included in these financial statements arises from the Consolidated Financial Statements as of such date. The previously issued Financial Statements as of September 30, 2017, have been modified as explained in Note 2.2.

3.
Seasonal effects on operations

The operations of the Group’s shopping mall are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping mall experience the lowest sales levels in comparison with the winter holidays (July) and during the period of Christmas’ Seasons (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in shopping mall operations during the second half of the year.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

4.
Financial Risk Management and fair value estimates

4.1. Financial risks

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the Annual Consolidated Financial Statements as of June 30, 2017. There have been no changes in the risk management or risk management policies applied by the Group since fiscal year end.

4.2. Fair value estimates

Since June 30, 2017 to the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost).

There have been no transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

5.
Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group’s Investment and Development Properties business is comprised of the following segments:

●
The “Shopping Malls” Segment includes the operating results from the commercial exploitation and development of shopping malls. Such results originate mainly from the lease and the providing of services related to the lease of commercial facilities and other spaces in the Group’s shopping malls.

●
The “Offices and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

●
The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

5.
Segment reporting (Continued)

●
The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and the consumer residual financing operations.

Effective fiscal 2017, we introduced a change in the way our CODM evaluates performance for our "offices and others" and "sales and developments" segments. For those investment properties sold in our offices and others segment, their change in fair value (or realized gain) is now shown as part of the sales and developments segment. This change has been retroactively effected for all periods presented in accordance with IFRS 8.

Below is a summary of the Group’s lines of business for the three-month periods ended September 30, 2017 and 2016, with the latter being retroactively amended in order to reflect the change in the accounting policy of the investment property cited in Note 2.2.:

	Three months ended September 30, 2017
	Urban properties			Investments	Total Urban Properties and Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations
				and others
Revenue	849,626	114,337	33,432	-	997,395
Costs	(84,306)	(7,282)	(5,722)	(4)	(97,314)
Gross profit (loss)	765,320	107,055	27,710	(4)	900,081
Net profit from fair value adjustment of investment properties	2,044,003	271,513	47,379	-	2,362,895
General and administrative expenses	(65,767)	(9,242)	(7,643)	-	(82,652)
Selling expenses	(49,061)	(6,977)	(2,433)	(4)	(58,475)
Other operating results, net	(8,812)	7,498	(342)	-	(1,656)
Profit / (Loss) from operations	2,685,683	369,847	64,671	(8)	3,120,193
Share of profit of associates and joint ventures	-	12,252	-	2,491	14,743
Segment profit before financing and taxation	2,685,683	382,099	64,671	2,483	3,134,936
Investment properties	30,912,150	7,216,568	1,206,074	-	39,334,792
Property, plant and equipment	55,866	64,894	-	-	120,760
Trading properties	-	-	61,581	-	61,581
Goodwill	1,323	30,286	-	-	31,609
Right to receive units (“Barters”)	-	-	24,220	-	24,220
Inventories	24,883	-	-	-	24,883
Investments in associates	-	125,617	-	86,731	212,348
Operating assets	30,994,222	7,437,365	1,291,875	86,731	39,810,193

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

5.
Segment reporting (Continued)

	Three months ended September 30, 2016 (recast)
	Urban properties			Investments	Total Urban Properties and Investments
	Shopping malls	Offices and others	Sales and developments	Financial operations
				and others
Revenue	683,349	91,411	788	197	775,745
Costs	(75,318)	(5,390)	(1,407)	(38)	(82,153)
Gross profit (loss)	608,031	86,021	(619)	159	693,592
Net profit from fair value adjustment of investment properties	885,741	91,294	18,402	-	995,437
General and administrative expenses	(48,824)	(6,206)	(9,249)	-	(64,279)
Selling expenses	(42,222)	(14,942)	(2,416)	(322)	(59,902)
Other operating results, net	(8,484)	5,820	(985)	(34)	(3,683)
Profit (Loss) from operations	1,394,242	161,987	5,133	(197)	1,561,165
Share of profit of associates and joint ventures	-	10,635	-	2,285	12,920
Segment profit before financing and taxation	1,394,242	172,622	5,133	2,088	1,574,085
Investment properties	27,483,285	5,400,403	1,058,384	-	33,942,072
Property, plant and equipment	49,888	68,834	-	-	118,722
Trading properties	1,336	-	46,659	-	47,995
Goodwill	1,323	84,695	-	-	86,018
Right to receive units (“Barters”)	-	-	38,281	-	38,281
Inventories	21,442	-	-	-	21,442
Investments in associates	-	59,682	-	77,772	137,454
Operating assets	27,557,274	5,613,614	1,143,324	77,772	34,391,984

The CODM evaluates performance of business segments based on segment profit, defined as profit or loss from operations before financing and taxation. The measurement principles for the segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements, except for:

● The operating income from the joint ventures Nuevo Puerto Santa Fe S.A. and Quality Invest S.A. are reported under the proportional consolidation method. Under this method, the income/loss generated by joint ventures is reported in the statement of income line-by-line, rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return, because the assets and income/loss generated by consolidated operations are similar to the assets and income/loss booked under the equity method. This is due to the fact that under the proportional consolidation method, revenues and expenses are reported separately, instead of offsetting and reporting them as a single item in the statement of income. Therefore, the proportional consolidation method is used by the CODM to assess and understand the return and the results of operations of these businesses as a whole.

● Operating results of La Rural S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

5.
Segment reporting (Continued)

● Operating results does not include the amounts pertaining to building administration expenses and collective promotion funds, and excludes total recovered costs, whether by way of building administration expenses or other concepts included under financial results (for example default interest and other concepts) and not analyzed to assess the operating performance of the segment. The CODM examines the net amount from both concepts (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

Revenues generated and goods and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The following tables present a reconciliation between results of operations corresponding to segment information and the results of operations as per the Statements of Comprehensive Income. The adjustments are related to the presentation of the results of joint ventures on an equity-accounted basis under IFRS, and expenses and collective promotion funds.

	Three months ended September 30, 2017
	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share of profit / (loss) of joint ventures	Total as per Statements of comprehensive Income

Revenue	997,395	409,933	(10,343)	1,396,985
Costs	(97,314)	(416,017)	3,407	(509,924)
Gross profit (loss)	900,081	(6,084)	(6,936)	887,061
Net profit (loss) from fair value adjustment of investment properties	2,362,895	-	(39,499)	2,323,394
General and administrative expenses	(82,652)	-	220	(82,432)
Selling expenses	(58,475)	-	684	(57,791)
Other operating results, net	(1,656)	-	485	(1,171)
Profit (Loss) from operations	3,120,193	(6,084)	(45,046)	3,069,061
Share of profit of associates and joint ventures	14,743	-	27,850	42,593
Segment profit (loss) before financing and taxation	3,134,936	(6,084)	(17,196)	3,111,654

	Three months ended September 30, 2016 (recast)
	Total segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share of profit / (loss) of joint ventures	Total as per Statements of comprehensive Income

Revenue	775,745	340,056	(7,322)	1,108,479
Costs	(82,153)	(346,690)	2,727	(426,116)
Gross profit (loss)	693,592	(6,634)	(4,595)	682,363
Net profit (loss) from fair value adjustment of investment properties	995,437	-	(10,468)	984,969
General and administrative expenses	(64,279)	-	110	(64,169)
Selling expenses	(59,902)	-	695	(59,207)
Other operating results, net	(3,683)	-	(337)	(4,020)
Profit (Loss) from operations	1,561,165	(6,634)	(14,595)	1,539,936
Share of profit of associates and joint ventures	12,920	-	10,462	23,382
Segment profit (loss) before financing and taxation	1,574,085	(6,634)	(4,133)	1,563,318

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

5.
Segment reporting (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the assets. In line with the discussion above, assets assigned to each segment include the proportionate share of the assets of the Group's joint ventures. The statements of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total operating segment assets per the segment information are reconciled to the total consolidated assets as per the statements of financial position as follows:

	09.30.17	09.30.16 (recast)
Total operating segment assets as per segment information	39,810,193	34,391,984
Less:
Proportionate share in reportable operating segment assets of certain joint ventures (**)	(930,762)	(762,585)
Plus:
Investments in joint ventures (*)	629,165	474,825
All other non-reportable assets	8,302,832	5,139,867
Total Consolidated Assets as per the Statement of financial position	47,811,428	39,244,091

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.
(**) Below is a detail of the proportionate share in assets by segment of joint ventures included in the segment reporting:

	09.30.17	09.30.16 (recast)
Investment properties	924,472	675,567
Goodwill	5,234	86,018
Property, plant and equipment	480	572
Inventories	576	428
Total proportionate share in assets per segment of joint ventures	930,762	762,585

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

6. Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Below is the summarized financial information on subsidiaries with material non-controlling interests, presented before intercompany eliminations:

Summarized statements of financial position

	As of September 30, 2017							Period ended September 30, 2017
	% of ownership interest held by non-controlling interests	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets	Book value of non-controlling interest	Revenues	Net profit	Total comprehensive income	Profit attributable to non-controlling interests	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net decrease in cash and cash equivalents

Panamerican Mall S.A.	20.00%	431,633	5,471,657	258,052	1,761,770	3,883,468	776,694	153,951	210,920	210,920	42,184	87,663	(98,090)	(4,768)	(15,195)

	As of June 30, 2017							Period ended September 30, 2016
	% of ownership interest held by non-controlling interests	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Net assets	Book value of non-controlling interest	Revenues	Net profit	Total comprehensive income	Profit attributable to non-controlling interests	Cash from operating activities	Cash from investing activities	Cash from financing activities	Net increase in cash and cash equivalents

Panamerican Mall S.A.	20.00%	424,644	5,136,295	228,464	1,659,923	3,672,548	734,510	129,900	93,648	93,648	18,730	51,633	(37,988)	(12,350)	1,295

The non-controlling interests for the remaining subsidiaries aggregate Ps. 148,069 and Ps. 136,659 as of September 30, 2017 and June 30, 2017, respectively. None of these subsidiaries has non-controlling interests, which are individually considered material to the Group.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

7.
Interest in associates and joint ventures

The table below lists the Group's investment and the value of interest in associates and joint ventures for the three-month period ended September 30, 2017 and for the fiscal year ended June 30, 2017.

				Value of Group´s interest in equity		Group’s interest in comprehensive income (loss)		% of ownership interest held		Last financial statements issued

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares	09.30.17	06.30.17	09.30.17	09.30.16 (recast)	09.30.17	06.30.17	Common stock (nominal value)	Income for the period	Equity
Quality Invest S.A.	Argentina	Real estate	81,814,342	507,181	481,907	17,774	5,496	50%	50%	163,629	35,547	1,006,539
Nuevo Puerto Santa Fe S.A. (2)	Argentina	Real estate	(1) 138,750	121,984	111,908	10,076	4,966	50%	50%	27,750	20,153	241,321
La Rural S.A. (2)	Argentina	Event organization and others	714,498	125,617	113,365	12,252	10,635	50%	50%	1,430	32,468	58,822
Tarshop S.A. (5)	Argentina	Consumer financing	48,759,288	84,542	80,694	3,848	2,285	20%	20%	598,796	19,238	422,703
Other associates (4)				2,189	3,546	(1,357)	-	-	-	-	-	-
Total interest in associates and joint ventures (3)				841,513	791,420	42,593	23,382

(1)
Nominal value per share Ps. 100.
(2)
Includes adjustment for the change in accounting policy in investment properties. (See Note 2.2).
(3)
It includes Ps. 247 and Ps. 206 as of September 30, 2017 and June 30, 2017, respectively, in relation to the equity interest in Avenida Compras disclosed under Provisions (Note 19).
(4)
Represents other individually non-significant associates.
(5)
Correspond to profit for the three-month period beginning July 1, 2017 and ended September 30, 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

7.
Interests in associates and joint ventures (Continued)

Evolution of the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2017 and for the year ended June 30, 2017, were as follows:

	09.30.17	06.30.17
Beginning of the period / year	791,420	597,759
Acquisitions	-	10,390
Capital contributions	7,500	3,000
Dividend distribution	-	(20,284)
Decrease because of business combinations	-	(59,040)
Incorporation as result of business combinations (i)	-	106,892
Share of profit, net	42,593	152,703
End of the period / year	841,513	791,420

(i)
   In July 2016, the Group through IRSA Propiedades Comerciales acquired 20% shareholding in EHSA. It also acquired 1.25% interest in Entretenimiento Universal S.A. (“ENUSA”). The amount paid for the acquisition was Ps. 53 million. As a result, the Group now holds 70% of the voting stock of EHSA. See Note 3 to the Annual Consolidated Financial Statements.

Restriction, commitments and other matters in respect of joint ventures and associates

According to Business Companies Law N° 19,550, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of total capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures and associates have not reached the legal limit of this reserve.

There are no contingent liabilities relating to the Group’s interest in associates and joint ventures, and there are no contingent liabilities of the associates and joint ventures themselves, other those mentioned bellow.

Quality Invest S.A.

In March 2011, Quality acquired the industrial premises owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”), a tobacco company, for an aggregate purchase price of US$ 33 million. The premises located in San Martin, Buenos Aires, comprise land and buildings suitable for multiple real estate uses. As part of the purchase agreement, Quality leased the premises to Nobleza for a period of 3 years to allow the seller enough time to relocate its operations. The transaction was subject to CNDC approval which was finally obtained in March 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

7.
Interests in associates and joint ventures (Continued)

In January 2015, Quality agreed with the Municipality of San Martin on certain re zoning and other urban planning matters (the "Agreement") pursuant to which Quality would surrender to the Municipality a non significant portion of the land (subject to the completion of certain milestones) and a one time payment of $ 40 million pesos. This amount is payable into 2 equal installments, the first of which was paid in June 2015.

The urban planning and zoning process with the Municipality ends with an Ordinance which approves the project. The Ordinance was published in the Official Gazette in January 2016.

As part of the Agreement, EFESUL S.A, the other venturer in Quality, had surrendered certain property to the Municipality and contracted certain obligations. In June 2017, Quality assumed these EFESUL's obligations and further agreed to pay $ 15 million to the Municipality. This amount will be cashed out based on the progress of certain Municipality work improvements to be developed on the aforesaid property.

The Agreement was further amended in July 2017 to submit revised zoning plans within 120 days as from the amendment date and to increase the amount of the second payable installment from $20 million to $ 71 million, to be payable in 18 equal monthly installments.

As of the date of these Unaudited Condensed Interim Financial statements, the first three installments were paid off and the subdivision blueprint has not yet been submitted.

La Rural S.A.

 In connection with the Fairground, as publicly known, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the Fairground to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent, on March 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the interim measure timely requested by the SRA

Neither has IRSA Propiedades Comerciales been served notice formally nor is it a party involved in the legal actions brought by the SRA.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

7.
Interests in associates and joint ventures (Continued)

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/12 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the SRA filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

On September 17, 2015, the Court of Appeals, second chamber, decided to reject the lifting of the injunction. Against this resolution the National Government filed an Extraordinary Appeal. In November 2015, the Court of Appeals dismissed the extraordinary appeal filed by the National Government.

On March 11, 2016 La Rural S.A. was summoned as third party in the case referred to above, and filed an answer to such summons on April 6, 2016.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

8.
Investment properties

The Group's investment properties are measured at fair value. The following table shows the Group’s hierarchy of fair values per investment property category and the changes in the investment property’s balances for the three-month period ended September 30, 2017 and for the year ended June 30, 2017:

	Shopping malls	Offices and other rental properties	Undeveloped parcels of land	Properties under development	Total
Fair value hierarchy	3	2	2	2
Fair value as of June 30, 2016	26,425,132	4,446,294	1,355,500	7,170	32,234,096
Year ended June 30, 2017
Additions	100,002	466,332	5,539	107,194	679,067
Capitalization of financial costs	-	-	-	2,310	2,310
Capitalized lease costs	1,397	3,349	-	20,052	24,798
Transfers	-	(80,160)	(330,366)	410,526	-
Depreciation of capitalized lease costs	(636)	(1,366)	-	-	(2,002)
Transfers to trading properties	(13,617)	-	-	-	(13,617)
Disposals	-	(141,183)	-	-	(141,183)
Net gain from fair value adjustment on investment properties	2,048,501	905,487	128,022	51,403	3,133,413
Fair value as of June 30, 2017	28,560,779	5,598,753	1,158,695	598,655	35,916,882
Period ended September 30, 2017
Additions	57,408	1,464	-	102,283	161,155
Capitalization of financial costs	-	-	-	4,206	4,206
Capitalized lease costs	4,528	2,377	-	-	6,905
Depreciation of capitalized lease costs (i)	(399)	(573)	-	-	(972)
Disposals	(1,250)	-	-	-	(1,250)
Net gain from fair value adjustment on investment properties	2,031,461	225,666	47,379	18,888	2,323,394
Fair value as of September 30, 2017	30,652,527	5,827,687	1,206,074	724,032	38,410,320

(i)
Amortization charge was included in “Costs” in the Statements of Comprehensive Income (Note 21).

The following amounts have been recognized in the statements of comprehensive income:

	09.30.17	09.30.16 (recast)
Revenues from rentals and services (Note 20)	954,197	767,697
Expenses and collective promotion fund (Note 20)	409,933	340,056
Service expenses and other operating costs (Note 21)	(504,197)	(424,295)
Net unrealized gain from fair value adjustment on investment properties	2,323,394	984,969

For more details regarding the valuation process, the techniques used to calculate the fair value, the estimations and assumptions made, see Note 10 to the annual consolidated financial statements.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

8.
Investment properties (Continued)

Arcos del Gourmet

Injunction:

In December 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the Shopping Mall on the grounds that it did not have certain government permits in the context of two legal proceedings, where a final decision has been rendered for Arcos.

 The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was denied by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which referred the proceedings to the Court of Appeals for re-consideration of certain parameters related to green areas, as established by the lower court.

Nowadays, the Distrito Arcos Shopping Mall is open to the public and operating normally.

Concession status:

The National State issued Executive Order 1723/2012, whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito were designated for development and urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified, in the file of proceedings, of the corresponding Resolution 170/2014 revoking of the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)
has not been adopted due to noncompliance of Arcos.
(ii)
has not involved the interruption of the commercial development or operation of the shopping mall, which continues to operate under normal conditions to date;

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

8.
Investment properties (Continued)

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal), has also filed a judicial action requesting that the revocation of such concession be overruled, and has concurrently brought an action for determination of lease rental payments as a result of which it is making judicial deposits of the monthly rental payments. To date, the administrative remedy has been waived (by operation of law since judicial proceedings have been commenced), the State answered the complaint in the case where the parties contest the admissibility of the order revoking the concession, and the complaint has already been served and we are awaiting the answer from Trenes Argentinos.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
Net book amount as of June 30, 2016	69,728	11,565	35,163	1,813	56	118,325

Year ended June 30, 2017
Additions	509	3,958	19,345	-	54	23,866
Depreciation charge	(4,772)	(2,321)	(13,989)	(573)	-	(21,655)
Net book amount as of June 30, 2017	65,465	13,202	40,519	1,240	110	120,536

Period ended September 30, 2017
Additions	-	55	5,737	-	-	5,792
Depreciation charge (i)	(763)	(585)	(4,557)	(143)	-	(6,048)
Net book amount as of September 30, 2017	64,702	12,672	41,699	1,097	110	120,280

(i)
Depreciation charges were included in “Costs” in the amount of Ps. 3,110, in “General and administrative expenses” in the amount of Ps. 2,874 and in “Selling expenses“ in the amount of Ps. 64 in the Statement of Comprehensive Income  (Note 21).

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

10.
Trading properties

Changes in trading properties for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Completed properties		Total
		Undeveloped sites
As of June 30, 2016	387	47,642	48,029

Year ended June 30, 2017
Transfers from intangible assets	12,857	-	12,857
Transfers from investment properties	-	13,617	13,617
Disposals	(12,903)	-	(12,903)
Net book amount June 30, 2017	341	61,259	61,600

Period ended September 30, 2017
Transfers from intangible assets	3,340	-	3,340
Disposals (Note 21)	(3,359)	-	(3,359)
Net book amount September 30, 2017	322	61,259	61,581

Breakdown of current and non-current Company’s trading properties is as follow:

	09.30.17	06.30.17
Non-current	61,581	61,600
	61,581	61,600

The following is a summary of the Group's trading properties by type as of September 30, 2017 and June 30, 2017:

Description	09.30.17	06.30.17	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	15,544	15,544	may-15
Córdoba Plot of land (Shopping)	23,935	23,935	dec-06
Residential project Neuquén	15,756	15,756	may-06
Total undeveloped sites	61,259	61,259

Completed properties:
Condominios II	322	341	nov-13
Total completed properties	322	341
Total	61,581	61,600

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2017 and for the year ended June 30, 2017 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units (Barters transactions) (iii)	Others	Total
As of June 30, 2016	-	1,731	19,459	38,281	7,668	67,139
Year ended June 30, 2017
Additions	-	33,650	-	2,136	-	35,786
Incorporation as result of business combination	26,375	-	-	-	-	26,375
Transfers to trading properties	-	-	-	(12,857)	-	(12,857)
Amortization charge	-	(2,272)	(418)	-	(2,193)	(4,883)
Closing net book amount	26,375	33,109	19,041	27,560	5,475	111,560
At June 30, 2017
Costs	26,375	50,479	20,873	27,560	11,861	137,148
Accumulated amortization	-	(17,370)	(1,832)	-	(6,386)	(25,588)
Net book amount	26,375	33,109	19,041	27,560	5,475	111,560
Period ended September 30, 2017
Additions	-	9,867	-	-	-	9,867
Transfers to trading properties	-	-	-	(3,340)	-	(3,340)
Amortization charge (i)	-	(1,109)	(333)	-	(1,643)	(3,085)
Closing net book amount	26,375	41,867	18,708	24,220	3,832	115,002
At September 30, 2017
Costs	26,375	60,346	20,873	24,220	11,861	143,675
Accumulated amortization	-	(18,479)	(2,165)	-	(8,029)	(28,673)
Net book amount	26,375	41,867	18,708	24,220	3,832	115,002
(i)
Amortization charge is included in “Costs” in the statements of comprehensive income (Note 21). There are no impairment charges for any of the reported periods / years.
(ii)
Corresponds to Distrito Arcos.
(iii)
Corresponds to in kind receivables representing the right to receive residential apartments in the future under barter transactions.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

12.
Financial instruments by category

The following tables show the carrying amounts of financial assets and liabilities by category and fair value hierarchy and a reconciliation to the corresponding line item in the statements of financial position. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as advances, credits, trade payables in-kind and tax payables), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

Financial assets and financial liabilities as of September 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value		Subtotal financial assets	Non-financial assets	Total
		through profit or loss
		Level 1	Level 3
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,136,024	-	-	1,136,024	1,350,777	2,486,801
Investments in financial assets:
- Investment in equity public companies’ securities	-	182,927	-	182,927	-	182,927
- Non-Convertible Notes issued by related parties (Notes 25 and 27)	-	275,865	-	275,865	-	275,865
- Mutual funds	-	421,213	-	421,213	-	421,213
- ETF funds	-	75,346	-	75,346	-	75,346
- Government bonds	-	858,572	-	858,572	-	858,572
- Non-Convertible Notes TGLT	-	-	387,422	387,422	-	387,422
Cash and cash equivalents:
- Cash at banks and on hand	366,807	-	-	366,807	-	366,807
- Short-term investments	-	3,255,003	-	3,255,003	-	3,255,003
Total	1,502,831	5,068,926	387,422	6,959,179	1,350,777	8,309,956

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		through profit or loss
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 16)	515,341	-	515,341	1,083,717	1,599,058
Derivative financial instruments	-	7,351	7,351	-	7,351
Borrowings (excluding finance leases liabilities) (Note 17)	8,685,520	-	8,685,520	-	8,685,520
Total	9,200,861	7,351	9,208,212	1,083,717	10,291,929

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

Group´s financial assets and financial liabilities as of June 30, 2017 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total

		Level 1
Assets as per statement of financial position
Trade and other receivables (excluding allowance for doubtful accounts) (Note 13)	1,096,254	-	1,096,254	1,266,624	2,362,878
Investments in financial assets:
- Investment in equity of public companies	-	157,689	157,689	-	157,689
- Non-convertible notes issued by related parties (Notes 25 and 27)	-	267,365	267,365	-	267,365
- Mutual funds	-	196,016	196,016	-	196,016
- ETF funds	-	70,148	70,148	-	70,148
- Government bonds	-	555,748	555,748	-	555,748
Restricted assets (*) (Note 27)	49,525	-	49,525	-	49,525
Cash and cash equivalents:
- Cash at banks and on hand	119,705	-	119,705	-	119,705
- Short-term investments	-	1,687,839	1,687,839	-	1,687,839
Total	1,265,484	2,934,805	4,200,289	1,266,624	5,466,913

(*) Represents cash at Banks related to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		through profit or loss
Liabilities as per statement of financial position		Level 2
Trade and other payables (Note 16)	492,944	-	492,944	1,018,636	1,511,580
Derivative financial instruments	-	4,950	4,950	-	4,950
Borrowings (excluding finance leases liabilities) (Note 17)	6,164,838	-	6,164,838	-	6,164,838
Total	6,657,782	4,950	6,662,732	1,018,636	7,681,368

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

12.
Financial instruments by category (Continued)

Financial liabilities carried at amortized cost also include liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17 “Leases”. Finance leases are excluded from the scope of IFRS 7 “Financial Instruments: Disclosures”. Therefore, finance leases have been shown separately.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve. Foreign exchange curve.
Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate
Non-Convertible Notes - TGLT	Black & Scholes	Black & Scholes	Price and volatility of the subjacent; Market Interest rate

Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

13.
       Trade and other receivables

The following table shows the amounts of Group's trade and other receivables as of September 30, 2017 and June 30, 2017:
	09.30.17	06.30.17
Non-current
Averaging of scheduled rents escalation	104,867	102,850
Leases and services receivables	1,532	390
Total non-current trade receivables	106,399	103,240
Other receivables from partners of joint ventures (*)	82,492	89,131
Other tax receivables	20,737	21,055
Prepayments	16,669	16,295
Loans	3,400	4,725
Others	48	46
Total non-current other receivables	123,346	131,252
Related parties (Note 25)	609,645	543,326
Total non-current trade and other receivables	839,390	777,818
Current
Post-dated checks	457,241	422,984
Leases and services receivables	313,523	338,205
Averaging of scheduled rent escalation	196,197	168,897
Debtors under legal proceedings	107,389	100,808
Consumer financing receivables	15,789	15,786
Property sales receivables	7,216	5,510
Less: Allowance for doubtful accounts	(140,742)	(131,583)
Total current trade receivables	956,613	920,607
Advance payments	291,581	285,158
Prepayments	102,116	96,895
Loans	29,758	15,599
VAT receivables	22,957	24,766
Tax credits	12,738	8,656
Expenses to be recovered	5,509	5,226
Others	3,494	6,062
Less: Allowance for doubtful accounts	(165)	(165)
Total current other receivables	467,988	442,197
Related parties (Note 25)	81,903	90,508
Total current trade and other receivables	1,506,504	1,453,312
Total trade and other receivables	2,345,894	2,231,130

(*) Includes Ps. 69,600 and Ps. 66,711 as of September 30, 2017 and June 30, 2017, respectively, consistent with the assumption of debt with the State Property Administration Agency (see Note 17).

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	09.30.17	06.30.17
Beginning of the period / year	131,748	93,532
Additions (Note 21)	15,974	49,360
Unused amounts reversed (Note 21)	(6,815)	(8,627)
Used during the year	-	(2,517)
Period / year end	140,907	131,748

 The allowance for doubtful accounts’ additions and unused amounts reversed have been included in “Selling expenses” in the Statement of Comprehensive Income (Note 21). Amounts charged to the allowance account are generally written off, when no recovery is expected.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

14.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2017 and 2016:

	Note	09.30.17	09.30.16 (recast)
Net income for the period		1,934,736	779,619
Adjustments:
Income tax expense	18	960,133	481,126
Amortization and depreciation	21	10,105	6,653
Changes in fair value of investment properties	8	(2,323,394)	(984,969)
Gain from disposal of trading properties		(29,496)	(495)
Averaging of schedule rent escalation	20	(29,317)	(17,635)
Directors’ fees		27,063	27,613
Equity incentive plan	21 and 24	2,111	2,827
Financial results, net		341,402	305,735
Provisions and allowances, net	21 and 22	10,550	17,548
Share in profit of associates and joint ventures	7	(42,593)	(23,382)
Unrealized foreign exchange gain from cash and cash equivalents		(4,161)	(183)
Increase in inventories		(1,585)	(2,812)
Changes in operating assets and liabilities
Decrease in trading properties		32,855	529
(Increase) / Decrease in trade and other receivables		(53,715)	26,819
Increase in trade and other payables		108,604	62,128
Decrease in payroll and social security liabilities		(81,333)	(50,933)
Uses in provisions		(949)	(2,229)
Net cash generated from operating activities before income tax paid		861,016	627,959

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

14.
Cash flow and cash equivalent information (Continued)

	09.30.17	09.30.16 (recast)
Non-cash transactions
Transfer of intangible assets to trading properties	3,340	-
Increase in investment properties through an increase in borrowings	4,206	-
Increase in property, plant and equipment through an increase in borrowings	1,698	-
Increase in investment properties through a decrease in property, plant and equipment	-	262
Decrease in trade and other receivables through a decrease in borrowings	-	30,123
Decrease in financial assets through a decrease in trade and other payables	-	18,370

Balances incorporated as result of business combination

09.30.16 (recast)
Investments in joint ventures	(49,049)
Income tax credit	(717)
Trade and other receivables	(83,279)
Borrowings	54,746
Deferred income tax	1,237
Income tax and minimum presumed income tax liabilities	1,631
Trade and other payables	14,257
Provisions	2,360
Net amount of non-cash assets acquired	(58,814)
Cash and cash equivalents acquired	(6,902)
Interest held before business combination	59,040
Goodwill not yet allocated	(81,021)
Non-controlling interest	34,653
Net amount of assets acquired	(53,044)
Financed amount	16,625
Cash and cash equivalents acquired	6,902
Acquisition of subsidiaries, net of cash acquired	(29,517)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

15.
Shareholder´s equity

Share capital and premium

On October 18, 2016, the Buenos Aires Stock Exchange has decided to authorize listing of 126,014,050 registered ordinary shares (entitled to 1 vote each) with a par value of Ps. 1 each, due to its change in nominal value. The CNV has admitted the shares indicated above for listing in the Stock Exchange.

Special reserve – Retained Earnings

The CNV, through General Resolutions N° 562/9 and 576/10, has provided for the application of Technical Resolutions N° 26 and 29 of the FACPCE, which adopt the IFRS, IASB for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group has applied for the first time IFRS, as issued by the IASB, in the fiscal year beginning July 1, 2012, being its transition date July 1, 2011.

As mentioned in Note 2.2 to these Financial Statements, in the third quarter of fiscal year 2017, the Group’s Board of Directors decided to change the accounting policy applicable to investment properties replacing the acquisition cost method by fair value accounting, as permitted by IAS 40, and retroactively modified the comparative figures until the date of transition to IFRS (July 1, 2011).

Pursuant to CNV General Ruling 609/12, the Company set up a special reserve reflecting the positive difference between the balance of retained earnings disclosed in the first closing of the last financial statements prepared in accordance with previously effective accounting standards and the exchange result recognized in the equity on the transition date as a result of the change in accounting policy in investment properties indicated in Note 2.2. The reserve for application of IFRS recorded in a timely manner amounted to Ps. 15,802 and the reserve for policy change amounted to Ps. 2,684,390. Therefore, the special reserve amounts to Ps. 2,700,192.

This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized to absorb potential negative balances in Retained Earnings. Changes in fair value that have occurred after the transition period are part of the Retained Earnings.

Legal reserve

According to the Business Companies Law N° 19,550, 5% of the profit for the year shall be allocated to a legal reserve until 20% of capital stock is reached. This legal reserve is not available for dividend distribution and can only be released to absorb losses. IRSA CP has reached the legal limit of these reserves.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

16.
Trade and other payables

The following table shows the amounts of Group's trade and other payables as of September 30, 2017 and June 30, 2017:

	09.30.17	06.30.17
Non-current
Admission rights	282,635	256,514
Rent and service payments received in advance	122,469	118,826
Tenant deposits	5,774	6,858
Suppliers	-	50
Total non-current trade payables	410,878	382,248
Tax payment plans	11,422	12,403
Other income to be accrued	6,307	6,430
Others	5,306	5,388
Total non-current other payables	23,035	24,221
Related parties (Note 25)	28,118	129
Total non-current trade and other payables	462,031	406,598
Current
Rent and service payments received in advance	282,403	261,526
Admission rights	229,818	211,809
Trade payables	215,741	133,409
Accrued invoices	120,648	162,980
Customer advances	30,867	22,115
Tenant deposits	21,371	22,329
Total current trade payables	900,848	814,168
VAT payables	60,518	55,194
Withholdings payable	41,684	56,857
Other tax payables	11,315	12,367
Other payables (*)	7,700	57,523
Tax payment plans	3,784	4,100
Other income to be accrued	495	495
Dividends	125	125
Total current other payables	125,621	186,661
Related parties (Note 25)	110,558	104,153
Total current trade and other payables	1,137,027	1,104,982
Total trade and other payables	1,599,058	1,511,580

 (*) Includes employee capitalization plan in the amount of Ps. 49,525 as of June 30, 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

17.
Borrowings

The following table shows the Group's borrowings as of September 30, 2017 and June 30, 2017:

	Secured / Unsecured	Local Currency	Fixed / Floating	Effective interest rate %	Maturity	Nominal value of capital	09.30.17	06.30.17
Non-current
NCN Class II due 2023	Unsecured	USD	Fixed	(i)	2023	360,000	6,098,170	5,849,857
NCN Class IV due 2020	Unsecured	USD	Fixed	(i)	2020	140,000	2,405,622	-
AABE Debt (*)	Secured	Ps.	Floating	(ii)	2022	58,158	69,600	66,711
Financial leases	Secured	Ps. / USD	Fixed	(iii)	2020	138	2,392	1,551
Total non-current borrowings							8,575,784	5,918,119
Current
ICBC Bank loan	Unsecured	Ps.	Fixed	(iv)	2018	75,000	75,363	75,121
Bank overdrafts	Unsecured	Ps.	Floating	(v)	-	-	13,947	26,107
NCN Class II due 2023	Unsecured	USD	Fixed	(i)	2023	360,000	10,602	141,147
NCN Class IV due 2020	Unsecured	USD	Fixed	(i)	2020	140,000	5,976	-
Citibank N.A loan	Unsecured	Ps.	Fixed	(vi)	2017	2,338	2,489	2,324
Financial leases	Secured	Ps. / USD	Fixed	(iii)	2020	124	2,142	1,598
Current borrowings							110,519	246,297
Related parties (Note 25)	Unsecured	Ps.	Floating	(vii)	2018	3,500	3,751	3,571
Total current borrowings							114,270	249,868
Total borrowings							8,690,054	6,167,987

(i)
   On March 23, 2016, IRSA Propiedades Comerciales S.A. issued non-convertible notes in the amount of USD 360 million which pay an annual fixed rate of 8.75% and due March 23, 2023. Interest will be paid on a half-yearly basis and principal will be repaid in a lump sum at maturity. On September 12, 2017, IRSA Propiedades Comerciales S.A. issued non-convertible notes Series IV in the amount of USD 140 million that pay an annual fixed rate of 5% and due September 14, 2020. Interest will be paid on a quarterly basis and principal will be repaid in a lump sum at maturity.
(ii)
  Debt assumed pursuant to the joint venture agreement entered into in 2002 between Boulevard Norte S.A. and Sociedad Rural Argentina, for the payment of an outstanding balance for the purchase of Predio Ferial Palermo, which debt accrues interest at Libor.
(iii)
  Financial leases accrue interest at annual rates between 3.2% and 34.8%.
(iv)
  On May 11, 2017, Panamerican mall S.A. subscribed a Ps. 75 million loan with Banco ICBC for that accrues interest at a fixed rate of 21.20% per year. Principal will be repaid on May 11, 2018.
(v)
   Granted by different financial institutions. They accrue interest rates ranging from 26.25% to 30% per year, and are due within a maximum term of three months from the closing date of each period / year.
(vi)
  On December 30, 2014, the Company subscribed a loan with Banco Citibank N.A. for Ps. 10 million and shall accrue interest at rate of 26.50%. Principal will be repaid in nine quarterly consecutive instalments starting in December 2015.
(vii)
 Credit lines with Nuevo Puerto de Santa Fe, that bear interest at the Badlar rate with due date in May 2018.

(*)
  State Assets Administration Office, or AABE in Spanish

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

18.
Current and deferred income tax

The details of the Group’s income tax expense as of September 30, 2017 and 2016 are as follows:

	09.30.17	09.30.16 (recast)
Current income tax	87,794	107,827
Deferred income tax	872,339	373,299
Income tax - Expense	960,133	481,126

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Changes in the deferred tax account are as follows:

	09.30.17	06.30.17
	Asset / (Liability)	Asset / (Liability)
Beginning of the period / year	(11,203,886)	(10,098,521)
Income tax	(872,339)	(1,099,051)
Incorporation as result of business combination	-	(6,314)
Period / year end	(12,076,225)	(11,203,886)

The Group did not recognize deferred income tax assets in the amount of Ps. 1,668 and Ps. 1,308 as of September 30, 2017 and June 30, 2017, respectively. Under IAS 12, Management has determined that, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe; such deferred tax assets are not recognized.

The Group did not recognize deferred income tax liabilities of Ps. 178 million and Ps. 168 million as of September 30, 2017 and June 30, 2017, respectively, related to the potential dividends distribution of its investments in foreign subsidiaries, Torodur S.A. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

18.
Current and deferred income tax (Continued)

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate to the Profit Before Income Tax for the three-month periods ended September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Profit for the period before income tax at the prevailing tax rate (i)	1,003,127	488,701
Tax effects of:
Share of profit of associates and joint ventures (ii)	(15,383)	(8,184)
Non-taxable / non-deductible items (iii)	(28,854)	-
Others	1,243	609
Income tax - Expense	960,133	481,126

(i)
Does not include Uruguayan-source results for Ps. 10,077 as of September 30, 2017, and (Ps. 47,440) as of September 30, 2016.
(ii)
Does not include Uruguayan-source results due to equity interest in associates and joint ventures for Ps. (475) as of September 30, 2017.
(iii)
Includes Ps. 28,601 of non-taxable dividends received from investments.

19.
Provisions

The following table shows the movements in the Group's provisions categorized by type of provision:

	Labor, legal and other claims	Investments in associates (*)	Total
At June 30, 2016	33,074	-	33,074
Increases	25,860	-	25,860
Recoveries	(11,829)	-	(11,829)
Increases	-	206	206
Used during the year	(8,322)	-	(8,322)
Incorporation as result of business combination	2,361	-	2,361
At June 30, 2017	41,144	206	41,350
Increases (Note 22)	3,989	-	3,989
Recoveries (Note 22)	(2,598)	-	(2,598)
Increases (Note 7)	-	41	41
Used during the period	(949)	-	(949)
At September 30, 2017	41,586	247	41,833
(*) Corresponds to investments in associates with negative equity.

Breakdown of current and non-current provisions is as follows:

	09.30.17	06.30.17
Non-current	16,973	16,509
Current	24,860	24,841
	41,833	41,350

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

20.
Revenue

For the three-month periods ended September 30, 2017 and 2016:
	09.30.17	09.30.16 (recast)

Base rent	579,894	459,030
Contingent rent	166,773	147,183
Admission rights	73,123	61,798
Parking fees	60,033	46,058
Averaging of scheduled rent escalation	29,317	17,635
Commissions	26,845	22,012
Property management fees	15,039	11,763
Others	3,173	2,218
Total revenues from rentals and services	954,197	767,697
Sale of trading properties	32,855	529
Total revenues from sale of properties	32,855	529
Other revenues	-	197
Other revenues	-	197
Total revenues from sales, rentals and services	987,052	768,423
Expenses and collective promotion fund	409,933	340,056
Total revenues from expenses and collective promotion funds	409,933	340,056
Total revenues	1,396,985	1,108,479

21.
Expenses by nature

For the three-month period ended September 30, 2017 and 2016:

	Costs (ii)	General and administrative expenses	Selling expenses	Total as of 09.30.17	Total as of 09.30.16 (recast)
Salaries, social security costs and other personnel administrative expenses (i)	182,032	22,395	6,231	210,658	167,062
Maintenance, security, cleaning, repairs and others	176,710	2,498	152	179,360	155,341
Taxes, rates and contributions	51,557	40	35,220	86,817	65,935
Advertising and other selling expenses	73,530	-	5,988	79,518	81,395
Directors' fees (Note 25)	-	39,688	-	39,688	27,613
Fees and payments for services	1,926	10,257	583	12,766	11,837
Amortization and depreciation	7,167	2,874	64	10,105	6,653
Allowance for doubtful accounts (additions and unused amounts reversed) (Note 13)	-	-	9,159	9,159	15,758
Leases and expenses	7,878	1,012	80	8,970	9,749
Traveling, transportation and stationery	4,828	1,508	167	6,503	4,801
Cost of sale of properties (Note 10)	3,359	-	-	3,359	34
Other expenses	937	2,160	-	3,097	2,401
Commercial compensation	-	-	147	147	914
Total expenses by nature 09.30.17	509,924	82,432	57,791	650,147	-
Total expenses by nature 09.30.16 (recast)	426,117	64,169	59,207	-	549,493

(i) For the three-month period ended September 30, 2017, includes Ps. 193,793 of Salaries, Bonuses and Social Security; Ps. 2,111 of Equity incentive plan and Ps. 14,754 of other concepts. For the three-month period ended September 30, 2016, includes Ps. 151,919 of Salaries, Bonuses and Social Security; Ps. 2,827 of Equity incentive plan and Ps. 12,316 of other concepts.
(ii) For the three-month period ended September 30, 2017, includes Ps. 504,197 of Rental and services costs; Ps. 5,723 of Cost of sales and developments and Ps. 4 of other consumer financing costs. For the three-month period ended September 30, 2016, includes Ps. 424,295 of Rental and services costs; Ps. 1,784 of Cost of sales and developments and Ps. 38 of other consumer financing costs.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

22.
Other operating results, net

For the three-month periods ended September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Donations	(7,619)	(5,452)
Lawsuits (Note 19)	(1,391)	(1,790)
Others	(1,102)	(2,919)
Management fees	993	920
Fee for use of propertiy	7,948	5,221
Total other operating results, net	(1,171)	(4,020)

23.
Financial results, net

For the three-month periods ended September 30, 2017 and 2016:

	09.30.17	09.30.16 (recast)
Finance income:
- Interest income	28,377	49,653
- Foreign exchange	43,238	21,956
Finance income	71,615	71,609
Finance costs:
- Interest expense	(162,346)	(168,408)
- Foreign exchange	(301,085)	(108,208)
- Other finance costs	(27,882)	(14,070)
Subtotal finance costs	(491,313)	(290,686)
Less: Capitalized finance costs	4,206	-
Finance costs	(487,107)	(290,686)
Other financial results:
- Fair value gains of financial assets and liabilities at fair value through profit or loss	200,736	(106,512)
- (Loss) / gain from derivative financial instruments	(2,029)	23,017
Other financial results	198,707	(83,495)
Total financial results, net	(216,785)	(302,572)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

24.
Equity incentive plan

For the three-month periods ended September 30, 2017 and 2016 the Group incurred a charge of Ps. 2,111 and Ps. 2,827, respectively, related to the awards granted under the incentive plan. During the three-month period ended September 30, 2017, our parent company IRSA and its parent company Cresud S.A.C.I.F. y A. did not granted shares to our employees. As of September 30, 2017 and 2016 the amount accrued as a result of this equity incentive plan amounts to Ps. 78.5 and Ps. 67.2 million, respectively, based on the market value of the shares to be granted pertaining to the Group’s Contributions, proportionately to the period already elapsed for the vesting of shares in the equity incentive plan and adjusted for the probability that any beneficiary should leave the Group before the term and/or the conditions required to qualify for the benefits of the plan are met at period-end.

25.
Related party transactions

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2017.

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
       Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2017:

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings current
		Current	Non-current		Non-current	Current
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	9,993	-	(142)	-
	Corporate services	-	-	31,902	-	-	-
	Advertising space	-	-	298	-	-	-
	Leases’ collections	-	-	-	-	(3)	-
	Equity incentive plan	-	-	8,827	-	(15,621)	-
	Leases and/or rights to use space	-	-	685	-	-	-
	Advances	-	582,915	-	-	-	-
	Non-convertible Notes	26,063	-	-	-	-	-
Total direct parent company		26,063	582,915	51,705	-	(15,766)	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(20,278)	-
	Equity incentive plan	-	-	-	-	(1,296)	-
	Corporate services	-	-	-	-	(21,518)	-
	Non-Convertible Notes	249,802	-	-	-	-	-
Total direct parent company of IRSA		249,802	-	-	-	(43,092)	-

Tarshop S.A.	Reimbursement of expenses	-	-	300	-	-	-
	Leases and/or rights to use space	-	-	3,433	(41)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	3,733	(41)	-	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings Current
		Current	Non-current		Non-current	Current
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	407	-	-	-
	Leases and/or rights to use space	-	-	-	-	(254)	-
	Borrowings	-	-	-	-	-	(3,751)
	Advertising space	-	-	-	-	(735)	-
	Management fees	-	-	271	-	-	-
Quality Invest S.A.	Management fees	-	-	22	-	-	-
	Borrowings	-	-	4,785	-	-	-
La Rural S.A.	Canon	-	26,730	10,080	-	-	-
	Leases and/or rights to use space	-	-	2,110	-	-	-
	Borrowings	-	-	3,826	-	-	-
	Fees	-	-	-	-	(790)	-
	Reimbursement of expenses	-	-	1,232	-	(55)	-
Total joint ventures of IRSA Propiedades Comerciales		-	26,730	22,733	-	(1,834)	(3,751)

Llao Llao Resorts S.A.	Hotel services	-	-	214	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(51)	-
IRSA International LLC	Reimbursement of expenses	-	-	216	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	1	-	-	-
Tyrus S.A.	Dividends	-	-	-	-	(272)	-
Total subsidiaries of IRSA		-	-	461	-	(323)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings Current
		Current	Non-current		Non-current	Current

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	56	-	-	-
Sociedad Anónima Carnes Pampeanas S.A.	Reimbursement of expenses	-	-	56	-	-	-
	Other liabilities	-	-	-	-	(4,659)	-
Total subsidiaries of Cresud		-	-	112	-	(4,659)	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(1)	-	-
	Leases and/or rights of spaces’ use	-	-	1,751	-	-	-
	Commissions	-	-	99	-	-	-
BHN Sociedad de Inversion S.A.	Leases and/or rights to use space	-	-	4	-	-	-
BACS Administradora de Activos S.A	Leases and/or rights to use space	-	-	-	-	(2)	-
BHN Seguros Generales S.A.	Leases and/or rights to use space	-	-	-	-	(7)	-
Banco de Créditos y Securitización	Leases and/or rights to use space	-	-	141	-	-	-
Total associates of IRSA		-	-	1,995	(1)	(9)	-

Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	30	-	-	-
Estudio Zang, Bergel & Viñes	Leases and/or rights to use space	-	-	-	-	(907)	-
Austral Gold S.A.	Reimbursement of expenses	-	-	-	-	(193)	-
Hamonet S.A.	Reimbursement of expenses	-	-	-	-	(1)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	70	-	-	-
	Leases and/or rights to use space	-	-	1,008	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	56	-	-	-
Total other related parties		-	-	1,164	-	(1,101)	-

Directors	Fees	-	-	-	(28,064)	(43,769)	-
	Tenant deposits	-	-	-	(12)	(5)	-
Total Directors		-	-	-	(28,076)	(43,774)	-
Total		275,865	609,645	81,903	(28,118)	(110,558)	(3,751)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2017:

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings Current
		Current	Non-current		Non-current	Current
IRSA Inversiones y Representaciones Sociedad	Reimbursement of expenses	-	-	16,482	-	(9)	-
Anónima (IRSA)	Corporate services	-	-	22,854	-	-	-
	Leases collections	-	-	535	-	-	-
	Commissions	-	-	265	-	-	-
	Advances	-	542,052	-	-	-	-
	Equity incentive plan	-	-	10,472	-	(15,380)	-
	Non-convertible Notes	25,425	-	-	-	-	-
	Borrowings	-	-	4	-	-	-
Total direct parent company		25,425	542,052	50,612	-	(15,389)	-

Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(23,385)	-
	Equity incentive plan	-	-	-	-	(1,113)	-
	Corporate services	-	-	-	-	(13,595)	-
	Non-Convertible Notes	241,940	-	-	-	-	-
Total direct parent company of IRSA		241,940	-	-	-	(38,093)	-

Tarshop S.A.	Reimbursement of expenses	-	-	346	-	-	-
	Leases and/or rights to use space	-	-	1,625	(117)	(986)	-
Total associates of IRSA Propiedades Comerciales		-	-	1,971	(117)	(986)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings Current
		Current	Non-current		Non-current	Current
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	585	-	-	-
	Lease collections	-	-	-	-	(105)	-
	Advertising spaces	-	-	-	-	(619)	-
	Leases and/or rights to use space	-	-	-	-	(185)	-
	Management fees	-	-	790	-	-	-
	Borrowings	-	-	-	-	-	(3,571)
Quality Invest S.A.	Borrowings	-	-	4,557	-	-	-
	Management fees	-	-	22	-	-	-
La Rural S.A.	Dividends	-	-	8,841	-	-	-
	Canon	-	1,274	15,120	-	-	-
	Leases and/or rights to use space	-	-	119	-	-	-
	Borrowings	-	-	3,676	-	-	-
	Reimbursement of expenses	-	-	-	-	(55)	-
Total Joint ventures of IRSA Propiedades Comerciales		-	1,274	33,710	-	(964)	(3,571)

Llao Llao Resorts S.A.	Hotel services	-	-	-	-	(33)	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	30	-	-	-
	Hotel services	-	-	-	-	(7)	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	6	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	207	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	110	-	-	-
Tyrus	Dividends	-	-	-	-	(272)	-
Total subsidiaries of IRSA		-	-	353	-	(312)	-

Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	118	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	-	(8)	-
Total subsidiaries of Cresud		-	-	118	-	(8)	-

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets	Trade and other receivables	Trade and other receivables Current	Trade and other payables	Trade and other payables	Borrowings Current
		Current	Non-current		Non-current	Current
Banco Hipotecario S.A.	Leases and/or rights to use space	-	-	1,696	-	-	-
	Commissions	-	-	99	-	-	-
BHN Sociedad de Inversión S.A.	Leases and/or rights to use space	-	-	-	-	(40)	-
BACS Administradora de Activos S.A.	Leases and/or rights to use space	-	-	-	-	(1)	-
BHN Seguros Generales S.A.	Leases and/or rights to use space	-	-	240	-	-	-
Banco de Créditos y Securitización	Reimbursement of expenses	-	-	105	-	-	-
Total associates of IRSA		-	-	2,140	-	(41)	-

Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	13	-	-	-
Hamonet S.A.	Reimbursement of expenses	-	-	-	-	(1)	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	-	(3,374)	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	113	-	-	-
	Leases and/or rights to use space	-	-	1,434	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	-	(210)	-
Fundación IRSA	Reimbursement of expenses	-	-	44	-	-	-
Total other related parties		-	-	1,604	-	(3,585)	-

Directors	Fees	-	-	-	-	(44,770)	-
	Reimbursement of expenses	-	-	-	-	(5)	-
	Guarantee deposits	-	-	-	(12)	-	-
Total Directors		-	-	-	(12)	(44,775)	-
Total		267,365	543,326	90,508	(129)	(104,153)	(3,571)

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2017:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions
IRSA Inversiones y Representaciones Sociedad Anónima	7,297	-	1,075	1,199	-	34
Total direct parent company	7,297	-	1,075	1,199	-	34

Cresud S.A.CI.F. y A.	(36,761)	-	9,019	647	-	-
Total direct parent company of IRSA	(36,761)	-	9,019	647	-	-

Tarshop S.A.	-	-	-	4,581	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	4,581	-	-

Estudio Zang, Bergel & Viñes	-	(1,959)	-	-	-	-
Total other related parties	-	(1,959)	-	-	-	-

Directors	-	(39,688)	-	-	-	-
Senior Management	-	(3,320)	-	-	-	-
Total Directors and Senior Management	-	(43,008)	-	-	-	-

Quality Invest S.A.	228	54		-	-	-
Nuevo Puerto Santa Fe S.A.	-	939	(180)	(178)	-	-
Total joint ventures of IRSA Propiedades Comerciales	228	993	(180)	(178)	-	-

Banco Hipotecario S.A.	-	-	-	314	-	-
Banco Crédito y Securitización	-	-	-	3,122	-	-
BHN Vida S.A.	-	-	-	594	-	-
BHN Sociedad de Inversion S.A.	-	-	-	297	-	-
Bacs Administradora de Activos	-	-	-	233	-	-
BHN Seguros Generales S.A.	-	-	-	607	-	-
Total associates of IRSA	-	-	-	5,167	-	-

Nuevas Fronteras S.A.	-	-	-	(7)	-	-
Total subsidiaries of IRSA	-	-	-	(7)	-	-
Total	(29,236)	(43,974)	9,914	11,409	-	34

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

25.
Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2016 (recast):

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Commissions
IRSA Inversiones y Representaciones Sociedad Anónima	6,905	-	2,752	547	-	48
Total direct parent company	6,905	-	2,752	547	-	48

Cresud S.A.CI.F. y A.	(32,879)	-	11,277	76	-	-
Total direct parent company of IRSA	(32,879)	-	11,277	76	-	-

Tarshop S.A.	-	-	-	3,683	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	3,683	-	-

Estudio Zang, Bergel & Viñes	-	(1,321)	-	-	-	-
Fundación IRSA	-	-	-	-	(500)	-
Hamonet S.A.	-	-	-	(25)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(193)	-	-
Total other related parties	-	(1,321)	-	(218)	(500)	-

Directors	-	(27,613)	-	-	-	-
Senior Management	-	(1,517)	-	-	-	-
Total Directors and Senior Management	-	(29,130)	-	-	-	-

Quality Invest S.A.	-	54	62	-	-	-
La Rural S.A.	-	-	-	5,221	-	-
Nuevo Puerto Santa Fe S.A.	-	866	(384)	(830)	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	920	(322)	4,391	-	-

Banco Hipotecario S.A.	-	-	-	976	-	-
Banco Crédito y Securitización	-	-	-	2,074	-	-
Total associates of IRSA	-	-	-	3,050	-	-

Real Estate Investment Group V LP	-	-	32,435	-	-	-
Total subsidiary of IRSA	-	-	32,435	-	-	-
Total	(25,974)	(29,531)	46,142	11,529	(500)	48

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

26.
CNV General Resolution N° 622/13

As required by Section 1, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E – Provisions	Note 13 - Trade and other receivables
Note 19 - Provisions
Exhibit F – Cost of sales and services provided	Note 10 - Trading properties
Note 21 – Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 27 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.17	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 06.30.17
Assets
Trade and other receivables
Uruguayan Pesos	13	0.60	8	3	0.58	2
US Dollar	8,314	17.21	143,090	5,423	16.53	89,640
Euro	356	20.29	7,232	-	-	-
Receivables with related parties
US Dollar	4,434	17.31	76,755	3,147	16.63	52,334
Total Trade and other receivables			227,085			141,976
Restricted assets
US Dollar	-	-	-	2,996	16.53	49,525
Total Restricted assets			-			49,525
Investments in financial assets
US Dollar	84,971	17.21	1,462,359	43,368	16.53	716,867
Investments with related parties
US Dollar	15,937	17.31	275,865	16,077	16.63	267,365
Total Investments in financial assets			1,738,224			984,232
Cash and cash equivalents
Uruguayan Pesos	7	0.60	4	7	0.58	4
US Dollar	27,852	17.21	479,330	6,170	16.53	101,987
Pounds	2	23.04	35	1	21.49	32
Euro	71	20.29	1,451	6	18.85	105
Total cash and cash equivalents			480,820			102,128
Total Assets as of 09.30.17			2,446,129			-
Total Assets as of 06.30.17			-			1,277,861
Liabilities
Trade and other payables
Uruguayan Pesos	12	0.60	7	9	0.58	5
US Dollar	4,769	17.31	82,554	9,452	16.63	157,190
Payables with related parties
US Dollar	8	17.31	142	271	16.63	4,505
Total Trade and other payables			82,703			161,700
Borrowings
US Dollar	496,609	17.31	8,596,295	364,889	16.63	6,068,102
Total Borrowings			8,596,295			6,068,102
Provisions
US Dollar	5	17.31	87	5	16.63	83
Total Provisions			87			83
Total Liabilities as of 09.30.17			8,679,085			-
Total Liabilities as of 06.30.17			-			6,229,885

(1)
Considering foreign currency those that differ from each one of the Group’s companies at each period/year-end.
(2)
Exchange rate as of September 30, 2017 and June 30, 2017 according to Banco Nación Argentina

IRSA PROPIEDADES COMERCIALES S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
 (All amounts in thousands of Argentine Pesos, except for shares and per share data and as otherwise indicated)
Free translation from de original prepared in Spanish for publication in Argentina

28.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and retention of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i) On February 5, 2014, there was a widely known fire in Iron Mountain Argentina’s warehouse. To the original date of these Unaudited Financial Statements, the Group has not been notified whether the documentation in storage has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire does not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

29.
Subsequent events

The Ordinary and Extraordinary Shareholders’ Meeting of IRSA Propiedades Comerciales S.A., held on October 31, 2017, approved the distribution of a cash dividend in the amount of Ps. 680.0 million. It represents additional dividends to the Ps. 310.0 million of advanced dividends approved by the Shareholders’ Meeting held April 5, 2017. The authority to effect payment of such dividends was delegated to the Board of Directors.